                             [CONNECTICUT VALLEY SPORTS, INC. LETTERHEAD]


March 16, 1998

Via Facsimile and EDGAR
-----------------------
Securities and Exchange Commission
450 Fifth St. N.W.
Washington, DC 20549

Attn: Richard K. Wulff

     Re: Connecticut Valley Sports, Inc. (the "Company")
         Registration Statement on Form SB-2
         SEC File No. 333-37507

Dear Mr. Wulff:

On behalf of the Company, we hereby apply to withdraw the Company's registration statement on Form SB-2. The registration statement had not been declared effective. The Company is withdrawing the registration statement because in the opinion of management and the underwriter to the offering, an offering is not viable at this time.

Should have any questions about this matter, please feel free to contact Darren Ross of Gersten, Savage, Kaplowitz & Fredericks, LLC, who can be reached at (212) 752-9700.

Yours truly

/s/ John Tilleli
John Tilleli
Chief Executive Officer

cc:  James Martin Kaplan
     Zimet, Haines, Freidman & Kaplan

     Steve Brown
     The NASDAQ Stock Market

     Walter Cummings
     The Boston Stock Exchange